Exhibit 4.25

Summary of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, entered into on January 11, 2017, in connection with Fazenda  São José

Parties: Agro Pecuária e Industrial Serra Grande Ltda., as Seller; Imobiliária Ceibo Ltda., as Buyer, Brasilagro – Companhia Brasileira de Propriedade Agrícolas, as Guarantor and Jaborandi Agricola Ltda. as Intervening-consenting party.

Purpose:  The purchase, by Jaborandi Agrícola Ltda., of an area of 17,565,7592 hectares (with an arable land of approximately 10,000 hectares). which was part of the real property registered under the enrollment certificate No. 3,106 and is currently registered under the enrollment certificate No. 6,886 of the Real Estate Registry Office of São Raimundo das Mangabeiras, State of Maranhão. Brasilagro shall pay R$100.0 million, whereby payment shall be made pursuant the following terms: (i) R$11.6 million is payable upon signature of the contract (ii) R$4.0 million is payable to Banco Rodobens three days after the Debt Clearance Certificate (Certidão Negativa de Débitos) is issued; and (iii) the residual amount is payable two days after the contract is registered at Real Estate Registry Office.

The final public deed of the sale and purchase arising from this Commitment Instrument was on February 2, 2017 by the Notary Office of São Raimundo das Mangabeiras at pages 111/131, Act No. 01708, Book No. 23.